July 27, 2018

VIA EDGAR

Re:	KKR Real Estate Finance Trust Inc.
Registration Statement on Form S-3
Filed July 13, 2018
File No. 333-226167

Erin E. Martin, Esq.
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Martin:

On behalf of KKR Real Estate Finance Trust Inc. (the “Registrant”), we hereby transmit via EDGAR for submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-3 filed on July 13, 2018 (the “Registration Statement”).  The Registration Statement has been revised in response to the Staff’s comment letter, dated July 23, 2018 (the “Comment Letter”), regarding the Registration Statement.

In addition, we are providing the following response to the Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 1.  The responses and information described below are based upon information provided to us by the selling stockholders.

Selling Stockholders, pages 9-10

1.
Please disclose whether any of your selling shareholders are broker-dealers or affiliates of broker-dealers. If a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:

•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Registrant respectfully advises the Staff that, based on information provided to it by the selling stockholders, except as provided below, none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

An affiliate of each of KKR REFT Holdings L.P. and Tactical Value SPN-KREF Holdings L.P. (collectively, the “KKR Stockholders”), is a registered broker-dealer. Each of the KKR Stockholders purchased the shares of common stock of the Company indicated as owned by it in the Registration Statement for resale in the ordinary course of business and, at the time of purchase, neither of the KKR Stockholders had any agreements or understandings, directly or indirectly, with any person to distribute such shares of common stock.

An affiliate of Townsend Holdings LLC (“Townsend”) is a registered broker-dealer. Townsend purchased the shares of common stock of the Company indicated as owned by it in the Registration Statement for resale in the ordinary course of business and, at the time of purchase, Townsend did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares of common stock.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 9-10 of the Registration Statement to include the disclosure requested by the Staff as it relates to the KKR Stockholders and Townsend.

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Please do not hesitate to call Joseph H. Kaufman at 212-455-2948 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Joshua Lobert, Esq.

KKR Real Estate Finance Trust Inc.
Christen E.J. Lee
Matthew A. Salem
Mostafa Nagaty